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                              September 23, 2021

       David Bergman
       Chief Financial Officer
       Under Armour, Inc.
       1020 Hull Street
       Baltimore, Maryland 21230

                                                        Re: Under Armour, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-33202

       Dear Mr. Bergman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       General

   1. We note that you provided more expansive disclosure in your CSR report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        CSR report.

       Risk Factors, page 12

   2. Disclose any material litigation risks related to climate change and the potential impact to the company.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       31
 David Bergman
Under Armour, Inc.
September 23, 2021
Page 2

3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             and
             increased competition to develop innovative new products that result in lower emissions.
4. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
             quantification of material weather-related damages to your property or operations;
             and
             any weather-related impacts on the cost or availability of insurance.
5. Please revise your disclosure to identify any material past and/or future capital expenditures for climate-related projects, such as those that reduce your emissions. If material, please quantify these expenditures.

6. Quantify any material increased compliance costs related to climate change.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Wei Lu, Staff Accountant at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief at (202) 551-3311, if you have questions regarding the comments.



FirstName LastNameDavid Bergman                                Sincerely,
Comapany NameUnder Armour, Inc.
                                                               Division of
Corporation Finance
September 23, 2021 Page 2                                      Office of
Manufacturing
FirstName LastName